Exhibit 17.1

Concept Holding Corp.

Via Electronic Mail

February 28, 2017

To The Board of Directors:

I hereby announce my resignation as Chief Executive Officer, Chief Financial Officer, and Director, effectively immediately.  My decision to resign is not the result of any dispute, claim, or issue with the Company.

Respectfully,

/s/ Thomas Howells

Thomas Howells